Exhibit 99.3

Chemomab Therapeutics Announces Second Quarter 2025 Financial Results and Provides
Corporate Update

—Phase 3 Preparations Ongoing as Company Continues to Advance Multiple Partnering Options
for Executing the Nebokitug Phase 3 Program—

—Phase 2 SPRING Trial Data Highlighting Nebokitug’s Unique Anti-Fibrotic, Anti-Inflammatory
and Anti-Cholestatic Effects in PSC Featured at Multiple Major Scientific Meetings—

—FDA and Chemomab Align on CMC and Non-Clinical Toxicology Regulatory Path Forward for Nebokitug—

—Cash Runway through End of Second Quarter of 2026—

TEL AVIV, Israel, August 14, 2025 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB) (Chemomab), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the second quarter ended June 30, 2025, and provided a corporate update.

“In the second quarter of 2025 Chemomab continued to lay the groundwork for the nebokitug Phase 3 program in primary sclerosing cholangitis (PSC) and to progress discussions with potential strategic collaborators. Our goal is to secure the right partner to optimize development resources, accelerate the Phase 3 launch and maximize the commercial potential of nebokitug as the first approved disease-modifying therapy for this devastating disease with enormous unmet medical need.” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. “During the quarter, we submitted our nebokitug Phase 3 protocol to the FDA and look forward to receiving their response soon. We are also engaging in a similar process with the European Medicines Agency, as we plan for a global Phase 3 trial that will include many sites in the E.U. and anticipate that the Phase 3 protocol agreed with the FDA would also support regulatory approvals in Europe. During the quarter we also aligned with the FDA on two additional requirements for the eventual regulatory approval of nebokitug—the CMC standards needed for manufacturing of drug supply for the “to be marketed” formulation as well as the timing of required nonclinical toxicology testing. We look forward to continuing to work closely with the FDA as we finalize the details of the Phase 3 development program.”

Dr. Mor added, “As disclosed previously, we are planning to advance the nebokitug PSC Phase 3 program in collaboration with a strategic partner and we continue in active discussions with a variety of potential partners on multiple possible paths forward. A number of developments during the quarter supported these discussions. Enlarging the scope of our patent protections is relevant for partnerships, and we were pleased to report adding to our existing large and comprehensive intellectual property portfolio with new nebokitug patents in China and Russia, two significant territories for future commercialization. We also presented SPRING trial data at a number of high profile scientific meetings, further raising awareness of nebokitug’s demonstrated potential as a groundbreaking treatment for PSC.”

Dr. Mor concluded, “In parallel to the ongoing activities, we are assessing a number of near-term value-creating initiatives with the potential to accelerate the Phase 3 program and strengthen its probability of success. We anticipate sharing more information about these activities in the coming months.”

Second Quarter 2025 and Recent Highlights:

•
On June 30, 2025, Chemomab reported that results of the Phase 2 SPRING trial assessing nebokitug for the treatment of PSC were presented in an oral session at BSG Live’25, the annual scientific meeting of the British Society for Gastroenterology. The SPRING trial data was presented by Douglas Thorburn, MD, Professor of Hepatology within the Institute for Liver and Digestive Health at UCL and Principal Investigator of the trial. Post-conference, it was announced that Professor Thorburn’s talk on the SPRING trial results was awarded the prize for the Best Oral Presentation in its respective category at BSG LIVE'25.

•
On June 11, 2025, Chemomab obtained confirmation from the FDA on two development milestones for the nebokitug Phase 3 program. These included agreement with the FDA on the Chemistry, Manufacturing, and Controls (CMC) strategy proposed by Chemomab and its contract manufacturing partner and agreement that additional animal toxicology testing routinely required by the FDA may be conducted in parallel with the nebokitug Phase 3 clinical trial and submitted as part of the planned Biologics Licensing Application. This represents a favorable outcome for Chemomab and supports the timely advancement of the program.

•
On June 3, 2025, Chemomab reported that two new patents covering the use of nebokitug for the treatment of liver diseases, including primary sclerosing cholangitis, were issued in China and Russia, providing coverage up to 2041. These new patents further expand the protections provided by nebokitug’s composition of matter and methods and use patents issued in the U.S., Europe, Japan and additional key territories.

•
On May 5, 2025, Chemomab announced that data from the company’s Phase 2 SPRING trial of nebokitug in PSC was presented in an oral Distinguished Abstract Plenary session at Digestive Disease Week® (DDW 2025) in San Diego, California. The DDW 2025 session presented data from the double-blind, placebo-controlled 15-week treatment period and the 48-week open label extension portion of the study.

•
On April 28, 2025, Chemomab reported data from two study abstracts that were presented as posters at EASL 2025, the Annual Congress of the European Association for the Study of the Liver. In one study, proteomic analyses of 3,000 circulating proteins in patient samples from the SPRING trial showed that nebokitug-treated patients exhibited significant and dose-dependent changes in proteins playing a key role in fibrosis, immune cell recruitment and inflammation. These data highlight how nebokitug’s ability to neutralize CCL24 exerts a wide impact, including reductions in a broad array of inflammatory and fibrotic biomarkers in treated patients. The second study analyzed the pharmacodynamics and pharmacokinetics (PK) of nebokitug and CCL24 using data from the SPRING trial. PK analyses indicated effective antibody-target engagement and linear regression analyses found trends between increasing patient exposure to nebokitug and decreasing levels of PSC disease biomarkers.

•
On April 15, 2025, Chemomab announced new executive medical and clinical appointments. David M. Weiner, MD, rejoined Chemomab as Interim Chief Medical Officer, bringing extensive biotechnology and pharmaceutical industry R&D, drug development and strategic experience, and Jack Lawler, who oversaw the conduct of Chemomab’s successful Phase 2 SPRING Trial in PSC, was promoted to the position of Chief Development Officer.

Second Quarter 2025 Financial Highlights

◾
Cash Position: Cash, cash equivalents and short-term bank deposits were $ 9.5 million as of June 30, 2025, compared to $10.6 million as of March 31, 2025. This cash is expected to fund the company through the second quarter of 2026. During the first half of 2025, the company issued  1,023,104 ADSs  under its at-the-market (ATM) equity offering program, resulting in net proceeds of $1.3 million.

◾
Research and Development (R&D) Expenses: R&D expenses were $1.3 million for the second quarter of 2025, compared to $2.9 million for the second quarter of 2024. The decrease in R&D expenses in the second quarter of 2025 compared to the second quarter of 2024 primarily resulted from the end of activities related to the Phase 2 SPRING trial.

◾
General and Administrative (G&A) Expenses: G&A expenses were approximately $1.0 million for the second quarter of 2025, compared to $0.8 million for the second quarter of 2024. The increase in G&A expenses primarily reflects increases in noncash share-based expenses.

◾
Net Loss: Net loss was $2.1 million, or a net loss of less than $0.01 per basic and diluted ordinary share for the second quarter of 2025, compared to $3.6 million, or a net loss of $0.01 per basic and diluted ordinary share for the second quarter of 2024. The weighted average number of ordinary shares outstanding, basic and diluted, was 463,508,519 (equal to approximately 23.2 million ADSs) for the second quarter of 2025.

◾	Liquidity and Capital Resources: Chemomab believes its existing liquidity resources as of June 30th, 2025, will enable it to fund its operations through the second quarter of 2026.

◾
Number of Issued and Outstanding Shares: As of June 30, 2025, the company had 413,851,140 Ordinary shares issued and outstanding (equal to 20,692,557 ADSs), compared to 377,132,220 Ordinary shares issued and outstanding (equal to 18,856,611 ADSs) as of December 31, 2024.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially,” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the risk that certain acknowledgements from the End-of-Phase 2 (EOP2) meeting with the FDA in connection with PSC regulatory approval will not materialize into a pathway for regulatory approval; that certain conclusions and assumptions drawn from the EOP2 meeting with the FDA discussed in the press release will prove incorrect and adversely affect the ability for nebokitug to become an FDA fully approved therapy; the risk that the full data set from the nebokitug study or data generated in further clinical trials of nebokitug will not be consistent with the topline results of the nebokitug Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for nebokitug in the U.S., Europe or other territories; failure to successfully commercialize nebokitug, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for nebokitug if approved; uncertainties in the degree of market acceptance of nebokitug by physicians, patients, third-party payors and others in the healthcare community; nebokitug development of unexpected safety or efficacy concerns related to nebokitug; failure to successfully conduct future clinical trials for nebokitug, including due to the Company's potential inability to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of nebokitug for commercial or clinical needs, to conduct the Company's clinical trials; changes in laws and regulations applicable to the Company’s business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in Israel, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2024. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release. Before you invest, you should read the documents we have filed and will file with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug (CM-101), a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from four clinical trials of nebokitug in patients. Based on positive data from its Phase 2 SPRING trial in primary sclerosing cholangitis (PSC), the company is preparing for potential initiation of a nebokitug PSC Phase 3 trial. The design of Phase 3 calls for a single pivotal trial based on a clinical event primary endpoint that provides a clear and streamlined pathway to potential full regulatory approval. Nebokitug has received FDA and EMA Orphan Drug and FDA Fast Track designations for the treatment of PSC. Chemomab’s nebokitug program for the treatment of systemic sclerosis has an open U.S. IND. For more information, visit: chemomab.com.

Contacts:

Media & Investors:
Chemomab Therapeutics
Barbara Lindheim
Consulting Vice President
Investor & Public Relations,
Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com

Chemomab Therapeutics Ltd.
and its subsidiaries
Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

	June 30, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	5,448	6,071
Short term bank deposits	3,917	8,195
Restricted cash	148	76
Other receivables and prepaid expenses	1,101	1,698

Total current assets	10,614	16,040

Non-current assets
Long term prepaid expenses	298	385
Property and equipment, net	217	250
Operating lease right-of-use assets	-	289
Total non-current assets	515	924

Total assets	11,129	16,964

Current liabilities
Trade payables	378	666
Accrued expenses	666	1,563
Employee and related expenses	386	874
Operating lease liabilities	-	115

Total current liabilities	1,430	3,218

Non-current liabilities
Operating lease liabilities - long term	-	209

Total non-current liabilities	-	209

Commitments and contingent liabilities

Total liabilities	1,430	3,427

Shareholders' equity (*)
Ordinary shares no par value - Authorized: 4,650,000,000 shares as of June 30, 2025, and as of December 31, 2024; Issued and outstanding: 413,851,140 Ordinary shares as of June 30, 2025 and 377,132,220 as of December 31, 2024;	-	-
Additional paid in capital	117,702	116,160
Accumulated deficit	(108,003)	(102,623)

Total shareholders’ equity	9,699	13,537
Total liabilities and shareholders’ equity	11,129	16,964

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Operating expenses

Research and development	1,287	2,928	3,780	6,080

General and administrative	975	840	1,969	1,736

Total operating expenses	2,262	3,768	5,749	7,816

Financing income, net	205	137	369	317

Loss before taxes	2,057	3,631	5,380	7,499
Taxes on Income	-	-	-	-
Net loss for the period	2,057	3,631	5,380	7,499

Basic and diluted loss per Ordinary Share (*)	0.004	0.013	0.012	0.026
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	463,508,519	286,080,133	459,829,621	285,111,876

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares